ATLASCLEAR HOLDINGS, INC.

4350 West Cypress Street, Suite 270

Tampa, FL 33607

June 15, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	AtlasClear Holdings, Inc.
Registration Statement on Form S-3
Filed June 8, 2026
File No. 333-296595

Ladies and Gentlemen:

AtlasClear Holdings, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-296595), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m., Eastern time, on Wednesday, June 17, 2026, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please contact our counsel, Jason Simon of Greenberg Traurig, LLP, at (703) 749-1386 to orally confirm that event or if you have any questions or require additional information regarding this matter.

Sincerely,

ATLASCLEAR HOLDINGS, INC.

By:	/s/ Sandip Patel
Name:	Sandip Patel
Title:	Chief Financial Officer